Exhibit 12.1

Statement regarding the computation of consolidated ratio of earnings to fixed charges

Royal Bank of Canada and Subsidiaries – IFRS
Ratio of Earnings to Fixed Charges and Preferred Dividends

	IFRS			CDN GAAP
	6 months ended April 30 2013	Year ended October 31 2012	Year ended October 31 2011	Year ended October 31
				2010	2009	2008
(Canadian dollars in millions)
Excluding Interest on Deposits
Net Income before income taxes	$5,337	$9,617	$8,191	$6,968	$5,526	$6,005

Less: Income/(loss) from equity investees (Note 1)	(4)	(24)	9	55	4	(42)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,093	$2,353	$3,164	$2,605	$2,275	$3,826
Estimated interest within rental expense	83	162	156	149	146	129
Total fixed charges	1,176	2,515	3,320	2,754	2,421	3,955

Preferred dividend requirements (Note 2)	172	329	326	338	325	131	Note 2

Fixed charges and preferred dividends	1,348	2,844	3,645	3,092	2,746	4,086

Earnings	6,509	12,108	11,520	9,777	7,951	9,918

Ratio of earnings to fixed charges	5.53	4.81	3.47	3.55	3.28	2.51

Ratio of earnings to fixed charges and preferred dividends	4.83	4.26	3.16	3.16	2.90	2.43
Including Interest on Deposits
Net Income before income taxes	$5,337	$9,617	$8,191	$6,968	$5,526	$6,005

Less: Income/(loss) from equity investees (Note 1)	(4)	(23)	9	55	4	(42)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$3,902	$8,403	$9,626	$7,696	$9,037	$15,984
Estimated interest within rental expense	83	162	156	149	146	129
Total fixed charges	3,985	8,565	9,782	7,845	9,183	16,113

Preferred dividend requirements (Note 2)	172	329	328	338	325	131	Note 2

Fixed charges and preferred dividends	4,157	8,894	10,110	8,183	9,508	16,244

Earnings	9,318	18,159	17,982	14,868	14,713	22,076

Ratio of earnings to fixed charges	2.34	2.12	1.84	1.90	1.60	1.37

Ratio of earnings to fixed charges and preferred dividends	2.24	2.04	1.78	1.82	1.55	1.36
Note (1)	2013	2012	2011	2010	2009	2008

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments – IFRS)	7,609	23,904	(8,890)	(54,684)	(3,922)	41,695
JV
(proportionate consolidation Cdn GAAP)	—	—	—	—	(1)	—
	7,609	23,904	(8,890)	(54,684)	(3,923)	41,695
Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	129	258	258	258	233	101
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	75.1%	78.4%	78.7%	76.4%	71.6%	77.2%
Preferred Dividend Requirement	172	329	328	338	325	131
Effective Tax Rate	24.9%	21.6%	21.3%	23.6%	28.4%	22.8%